82-4545

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОГРН 1025900510349, ИНН/КПП 5902183094/5901150001

08.02.2006 № 091-14/1563

На № ____________ от ______________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 1 7 2006
WASH. D.C. 185 SECTION

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. February 1, 2006.

06012694

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
APR 2 1 2006
THOMSON FINANCIAL

4/20

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 1, 2006

On February 1, 2006 the bond issue of 06 series was admitted on MICEX.

On February 1, 2006 the bond issue of 06 series was admitted on Moscow Interbank Currency Exchange (MICEX).

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody.

The list designation: non-listed securities (admitted without listing procedure).

The start date of trading: February 1, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru